Ecopetrol made a disbursement of a USD 1.2 billion credit facility for the early prepayment of the loan entered into for the acquisition of ISA

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that, as part of its comprehensive debt management strategy, it has made a full disbursement of a USD 1.2 billion credit facility it entered into in August 2021 with a group of international banks, as approved by the Ministry of Finance and Public Credit through Resolution 1824 of July 30, 2021.

The proceeds will be used in their entirety towards the early repayment of the loan Ecopetrol entered into for the acquisition of Interconexión Eléctrica S.A. (ISA) (the “ISA Acquisition Loan”). With this repayment, a total of USD 3.2 billion will be paid to the original lenders of the ISA Acquisition Loan, leaving a remaining balance of USD 472 million, maturing in August 2023.

This transaction has met all the mandatory internal and external procedures and approvals and does not increase Ecopetrol’s indebtedness level. This transaction reduces Ecopetrol’s refinancing needs for 2023 and captures the benefits of existing and competitive credit resources as compared to current market conditions.

Bogota D.C., September 29, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Mauricio Téllez

Email: mauricio.tellez@ecopetrol.com.co